OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

BATTLE MOUNTAIN GOLD EXPLORATION CORP.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
07159T100
(CUSIP Number)
Tony Jensen
President and Chief Executive Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
(303) 573-1660

With copies to:
Bruce C. Kirchhoff
Vice President and General Counsel
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
(303) 573-1660

Paul Hilton, Esq.
Hogan & Hartson L.L.P.
1200 Seventeenth Street, Suite 1500
Denver, CO 80202
(303) 899-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 17, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	07159T100	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Royal Gold, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-0835164

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		-0- shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		57,068,052 shares[1,2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- shares

WITH	10	SHARED DISPOSITIVE POWER:

57,068,052 shares[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

57,068,052 shares[1,2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

59.71%[1,2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
1 Includes 12,102,940 shares of common stock held by IAMGOLD Corporation and 4,000,000 shares of common stock issuable to IAMGOLD Corporation upon conversion of a debenture in the principal amount of $2,000,000. Also includes 16,774,192 shares of common stock beneficially owned by Mark Kucher, which includes 3,160,000, 1,000,000, 3,400,000 and 40,000 shares of common stock owned by Bug River Trading Corp., British Swiss Investment Corp., Warrior Resources Corp. and Mr. Kucher’s spouse, respectively, and also includes an option to purchase 800,000 shares of common stock at $0.40 per share that vested April 15, 2005, warrants to purchase up to 2,512,096 shares of common stock at $0.31 per share and 1,000,000 shares of common stock to be paid as bonus compensation. Also includes 23,190,920 shares deemed beneficially owned by Royal Gold upon conversion of the current outstanding amounts under a bridge loan facility. See “Item 5 — Interest in Securities of Issuer” of Amendment No. 2 of this Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on April 2, 2007 for more information.
2 Includes shares that are subject to limitations on Royal Gold’s voting rights. See “Item 4 — Purpose of Transaction” and “Item 5 — Interest in Securities of Issuer” of Amendment No. 2 of this Schedule 13D filed with the SEC on April 2, 2007 for more information.
3 Based on 64,070,442 shares of common stock issued and outstanding as of March 14, 2007, which number is based on information provided by Battle Mountain Gold Exploration Corp.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by Royal Gold, Inc. on March 15, 2007, as amended, with respect to common stock, par value $0.001 per share (the “Common Stock”) of Battle Mountain Gold Exploration Corp., a Nevada corporation (“Battle Mountain”). Capitalized terms used herein have the meaning given to them in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     No payments were made by or on behalf of Royal Gold in connection with the execution of the Merger Agreement further described in Item 4 below. The source and amount of consideration under the terms of the Merger Agreement described in Item 4 is incorporated herein by reference. The Merger Agreement is incorporated herein by reference to Exhibit 99.1 hereto.
Item 4. Purpose of the Transaction.
     On April 17, 2007, Royal Gold, Inc. (“Royal Gold”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Battle Mountain Gold Exploration Corp. (“Battle Mountain”) and Royal Battle Mountain, Inc. (“Merger Sub”), a newly-formed and wholly-owned subsidiary of Royal Gold, pursuant to which Merger Sub will be merged into Battle Mountain with Battle Mountain surviving as a wholly-owned subsidiary of Royal Gold (the “Merger”).
     Under the terms of the Merger Agreement, the consideration payable to the Battle Mountain shareholders will depend on the average trading price of Royal Gold’s common stock for a period preceding the closing, and ranges from 1,634,410 Royal Gold shares, if Royal Gold’s stock price is at $29.00 or below, to 1,570,507 Royal Gold shares, if Royal Gold’s stock price is at $30.18 or above. A proportional adjustment will be made between these two trading prices. On a per share basis, Royal Gold will pay Battle Mountain shareholders between 0.0172 and 0.0179 shares of Royal Gold’s common stock. This consideration is also subject to a potential holdback of approximately 50,000 Royal Gold shares, or approximately 0.0006 Royal Gold shares on a per share basis, for contingent liabilities.
     Each of Royal Gold and Battle Mountain has made customary representations and warranties and covenants in the Merger Agreement. The closing of the Merger Agreement is subject to various closing conditions, including approval by the Battle Mountain shareholders, satisfactory completion of Royal Gold’s due diligence on Battle Mountain, receipt of any regulatory approvals, settlement of the litigation giving rise to the contingent liabilities described above, and satisfaction of other customary conditions. The Merger is intended to qualify as a tax deferred reorganization for federal income tax purposes.
     The Merger Agreement contains certain termination rights for both Royal Gold and Battle Mountain. If the Merger Agreement is terminated under certain specified circumstances, Battle Mountain will be required to pay Royal Gold up to $3.5 million plus Royal Gold’s expenses incurred in the transaction. If the Merger Agreement is terminated under alternate specified circumstances, Royal Gold will be required to pay Battle Mountain up to $1.0 million plus Battle Mountain’s expenses incurred in the transaction.
     The summary of the Merger Agreement contained in this Schedule 13D is qualified in its entirety by reference to the Merger Agreement, incorporated herein by reference to Exhibit 99.1 hereto.

Item 7. Material to Be Filed as Exhibits.
The following documents are filed as exhibits to this Schedule 13D:

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated April 17, 2007, among Battle Mountain Gold Exploration Corp., Royal Gold, Inc. and Royal Battle Mountain, Inc. (filed as Exhibit 2.1 to Royal Gold’s Current Report on Form 8-K (File No. 001-13357) on April 18, 2007 and incorporated herein by reference)

99.2	Bridge Finance Facility Agreement among Battle Mountain Gold Exploration Corp. and BMGX (Barbados) Corporation and Royal Gold, Inc. dated March 28, 2007 (filed as Exhibit 99.1 to Royal Gold’s Schedule 13D/A (Amendment No. 2) on April 2, 2007 and incorporated herein by reference)

99.3	Secured Promissory Note by Battle Mountain Gold Exploration Corp. and BMGX (Barbados) Corporation to Royal Gold, Inc. dated March 28, 2007 (filed as Exhibit 99.2 to Royal Gold’s Schedule 13D/A (Amendment No. 2) on April 2, 2007 and incorporated herein by reference)

99.4	Voting Limitation Agreement by and between Royal Gold, Inc. and Battle Mountain Gold Exploration Corp. dated as of March 28, 2007 (filed as Exhibit 10.1 to Royal Gold’s Current Report on Form 8-K (File No. 001-13357) on March 30, 2007, incorporated by reference to Royal Gold’s Schedule 13D/A (Amendment No. 2) as Exhibit 99.4 filed on April 2, 2007 and incorporated herein by reference)

99.5	Option and Support Agreement by and between Royal Gold, Inc. and Mark D. Kucher dated as of March 5, 2007 (filed as Exhibit 99.1 to Royal Gold’s Schedule 13D on March 15, 2007 and incorporated herein by reference)

99.6	Option and Support Agreement by and between Royal Gold, Inc. and IAMGOLD Corporation dated as of March 5, 2007 (filed as Exhibit 99.2 to Royal Gold’s Schedule 13D on March 15, 2007 and incorporated herein by reference)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 19, 2007

ROYAL GOLD, INC.
By:	/s/ Bruce C. Kirchhoff
	Name:	Bruce C. Kirchhoff
	Title:	Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description
99.1	Agreement and Plan of Merger, dated April 17, 2007, among Battle Mountain Gold Exploration Corp., Royal Gold, Inc. and Royal Battle Mountain, Inc. (filed as Exhibit 2.1 to Royal Gold’s Current Report on Form 8-K (File No. 001-13357) on April 18, 2007 and incorporated herein by reference)

99.2	Bridge Finance Facility Agreement among Battle Mountain Gold Exploration Corp. and BMGX (Barbados) Corporation and Royal Gold, Inc. dated March 28, 2007 (filed as Exhibit 99.1 to Royal Gold’s Schedule 13D/A (Amendment No. 2) on April 2, 2007 and incorporated herein by reference)

99.3	Secured Promissory Note by Battle Mountain Gold Exploration Corp. and BMGX (Barbados) Corporation to Royal Gold, Inc. dated March 28, 2007 (filed as Exhibit 99.2 to Royal Gold’s Schedule 13D/A (Amendment No. 2) on April 2, 2007 and incorporated herein by reference)

99.4	Voting Limitation Agreement by and between Royal Gold, Inc. and Battle Mountain Gold Exploration Corp. dated as of March 28, 2007 (filed as Exhibit 10.1 to Royal Gold’s Current Report on Form 8-K (File No. 001-13357) on March 30, 2007, incorporated by reference to Royal Gold’s Schedule 13D/A (Amendment No. 2) as Exhibit 99.4 filed on April 2, 2007 and incorporated herein by reference)

99.5	Option and Support Agreement by and between Royal Gold, Inc. and Mark D. Kucher dated as of March 5, 2007 (filed as Exhibit 99.1 to Royal Gold’s Schedule 13D on March 15, 2007 and incorporated herein by reference)

99.6	Option and Support Agreement by and between Royal Gold, Inc. and IAMGOLD Corporation dated as of March 5, 2007 (filed as Exhibit 99.2 to Royal Gold’s Schedule 13D on March 15, 2007 and incorporated herein by reference)